FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2005

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



1st 2nd 3rd 4th

quarter results and half-year ended
March 2005

sappi

Sappi is the world's leading producer of coated fine paper



Coated fine paper	64%	
Uncoated fine paper	4%	
Coated specialities	9%	
Commodity paper	9%	
Pulp	12%	
Other	2%	

Sales by product group *



North America	28%
Europe	43%
Southern Africa	15%
Asia and other	14%

Sales: where the product is sold *



North America	28%
Europe	46%
Southern Africa	26%

Sales: where the product is manufactured *



South Africa	47%
North America	42%
Europe and ROW †	11%

Geographic ownership **

* for the quarter ended March 2005
** as at 31 March 2005
† Rest of World

magno   HannoArt   Lustro   Somerset

financial highlights

- Headline EPS 12 US cents; EPS 10 US cents

- Stable market demand

- Continued currency pressure

- Raw material cost increases slowing

- Price increases in April

summary

	Quarter ended			Half-year ended	
	March 2005	Dec 2004	March 2004	March 2005	March 2004
Sales (US$ million)	1,225	1,253	1,185	2,478	2,305
Operating profit (US$ million) **	47	4	56	51	56
EBITDA * (US$ million) **	172	129	173	301	287
Operating profit to sales (%)	3.8	0.3	4.7	2.1	2.4
EBITDA to sales (%) *	14.0	10.3	14.6	12.1	12.5
Operating profit to average net assets (%) *	4.0	0.3	4.9	2.2	2.5
Headline EPS (US cents) *	12	6	10	18	0
EPS (US cents)	10	(13)	10	(3)	0
Return on average equity (%) *	4.2	(5.3)	4.6	(0.6)	(0.1)
Net debt (US$ million) *	1,934	1,898	1,753	1,934	1,753
Net debt to total capitalisation (%) *	37.8	35.6	35.6	37.8	35.6

* Refer to page 17, Supplemental Information for the definition of the term.

** Operating profit and EBITDA for the half-year ended March 2005 reduced by US$42 million
  (Quarter ended December 2004: US$41 million) in respect of asset impairments.

McCoy   AVALON   Typek   royal   enigma

comment

During the quarter we remained firm on pricing of coated paper in North America and Europe to recover the significant cost increases of recent months and to begin to re-establish more acceptable margins. The move caused an initial sharp drop in our sales volumes in North America and towards the end of the quarter also in Europe. Some of this decline did persist in April, but we are confident that higher prices will be successfully implemented and that we will see improved margins and normal volumes in following quarters.

Market conditions were stable in our key businesses this quarter. In our largest market, Europe, demand for coated fine paper remained firm and taking account of the reduced shipping days resulting from the earlier Easter holidays, was slightly up compared to the same quarter last year. In North America, coated fine paper demand growth remained positive, but a sharp influx of imports dampened domestic shipments. Demand levels experienced by our South African businesses were generally good, driven by a buoyant domestic economy and continued strong export demand for chemical cellulose.

Price movements were mixed. In Europe price increases were effective in April; our average sales price from our European business measured in US Dollars increased 2% on the prior quarter but was flat in Euro terms. Improved paper prices were realised by our North American business in comparison to the prior quarter; however, overall average sales prices were flat due to a higher proportion of pulp sales included in the mix. Prices realised by our South African fine paper business (measured in US Dollars) fell 2% in comparison to the prior quarter due to import pressure driven by the relative strength of the Rand. Price increases that averaged 4% (measured in US Dollars) in comparison to the prior quarter were realised on pulp, chemical cellulose and packaging paper produced by our Forest Products division.

Cost savings initiatives announced last quarter proceeded well with run-rates at the level necessary to reach our year-end targets. However, these savings were to a large extent offset by raw material input cost escalation especially in our Fine Paper business, and the impact of the sustained strength of the Rand, which averaged R5.96 per US Dollar in the quarter, on our South African businesses. The price impact for the group as a whole of higher wood, chemicals and energy costs reduced our earnings by US$30 million in comparison to the same quarter last year.

There was a small gain of US$3 million at the operating profit level from the fair value adjustment on plantations, net after fellings, largely as a result of higher than expected recovery of snow damaged wood. This compares to a gain of US$17 million in the same quarter last year.

Net finance costs of US$23 million for the quarter were US$3 million lower than the same quarter last year. The decrease stems primarily from gains on financial instruments.

Tax for the quarter was at an effective rate of 4%. There was a tax credit of US$6 million recorded in the quarter due to the recent reduction of the South African corporate tax rate from 30% to 29%.

Headline earnings per share were 12 US cents, compared to 10 US cents in the equivalent quarter last year and 6 US cents in the prior quarter. Earnings per share were 10 US cents for the quarter, the same as the equivalent quarter last year.

cash flow and debt

Cash generated by operations was US$168 million, 9% lower than a year earlier due to lower operating income. The annual dividend payment of US$68 million was paid in January 2005 and a further pension funding payment of US$22 million was also paid in the quarter.

Net debt was US$1.934 billion at the end of the quarter, an increase of US$36 million compared to the prior quarter. Net debt to total capitalisation at the end of the period was 37.8%, which is well within our stated target range of 25% to 50%. At the end of December 2004, net debt to total capitalisation was 35.6%.

Working capital increased by US$117 million in the quarter mainly as a result of higher inventories in North America and reduced payables related to annual rebate payments.

In North America we built inventory as a short-term fix of our service levels which had deteriorated last year as a result of scheduling and inventory management problems. We are now achieving our target service levels and will reduce inventory during the current quarter including taking downtime.

operating review for the quarter

Sappi Fine Paper

	Quarter ended March 2005 US$ million	Quarter ended March 2004 US$ million	% change	Quarter ended Dec 2004 US$ million
Sales	977	967	1.0	1,011
Operating profit	18	10	80.0	16
Operating profit to sales (%)	1.8	1.0	–	1.6
EBITDA	109	98	11.2	105
EBITDA to sales (%)	11.2	10.1	–	10.4
RONOA pa (%)	2.1	1.2	–	1.9

Margins for our fine paper business were slightly improved in comparison to the prior quarter but are still much lower than acceptable levels. Margins were somewhat better than the same quarter last year as higher prices in US Dollar terms more than offset volume declines in all three components of this business and higher costs per ton. The key issues facing our fine paper business this quarter were our stance on coated paper prices, a sharp increase in imports into the US dampening domestic shipments in that region and continued raw material cost pressure in all regions.

operating review for the quarter (continued)

Europe

	Quarter ended March 2005 US$ million	Quarter ended March 2004 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2004 US$ million
Sales	566	556	1.8	(3.0)	571
Operating profit	21	27	(22.2)	(25.9)	28
Operating profit to sales (%)	3.7	4.9	–	–	4.9
EBITDA	71	77	(7.8)	(12.1)	78
EBITDA to sales (%)	12.5	13.8	–	–	13.7
RONOA pa (%)	4.5	6.2	–	–	6.2

Our determination to increase our price levels for coated paper resulted in a short-term loss of revenue in the quarter and current low order book. We remain confident that higher prices will be achieved in our third financial quarter.

Cost reduction efforts are proceeding well. Due to our cost of quality and recipe optimisation work, variable costs were nearly flat in comparison to the previous quarter despite general raw material cost inflation and in particular higher purchased pulp costs. Headcount reduction plans related to the rationalisation of departments between two mills are on schedule. Raw material cost inflation slowed this quarter, but the impact of wood, energy and chemicals costs inflation was US$10 million in comparison to the same quarter last year.

North America

	Quarter ended March 2005 US$ million	Quarter ended March 2004 US$ million	% change	Quarter ended Dec 2004 US$ million
Sales	339	339	–	357
Operating loss	(2)	(20)	90.0	(15)
Operating loss to sales (%)	(0.6)	(5.9)	–	(4.2)
EBITDA	34	15	126.7	21
EBITDA to sales (%)	10.0	4.4	–	5.9
RONOA pa (%)	(0.6)	(5.8)	–	(4.4)

Shipments of paper from our North American mills fell 6% in comparison to the same quarter last year largely as a result of remaining firm on prices early in the quarter. Industry coated fine paper demand growth was healthy, up 3% in comparison to the same quarter last year; however, imports surged 24% which had a major negative impact on domestic shipments. Consequently, shipments from US manufacturers fell 1% in comparison to the same quarter last year.

Price increases were gaining traction by March; but, the real impact of these will only be seen in the third fiscal quarter.

Raw material cost inflation remained a major issue. The price impact of higher wood, chemicals and energy costs was US$19 million in comparison to the same quarter last year and US$7 million in comparison to the December quarter.

We made progress reducing logistics and distribution costs this quarter. Delivery costs were down despite fuel surcharges and increases in carrier rates. We have also increased usage of rail transport. Notwithstanding these cost improvements, our operating performance next quarter will be adversely affected by commercial downtime and maintenance charges.

Fine Paper South Africa

	Quarter ended March 2005 US$ million	Quarter ended March 2004 US$ million	% change (US$)	% change (Rands)	Quarter ended Dec 2004 US$ million
Sales	72	72	–	(12.5)	83
Operating profit (loss)	(1)	3	–	(129.2)	3
Operating profit (loss) to sales (%)	(1.4)	4.2	–	–	3.6
EBITDA	4	6	(33.3)	(41.6)	6
EBITDA to sales (%)	5.6	8.3	–	–	7.2
RONOA pa (%)	(2.0)	7.4	–	–	6.8

Our South African fine paper business incurred a small operating loss compared to a profit of US$3 million in the same quarter last year. The relative strength of the Rand continues to attract imports and therefore puts pressure on prices. This had an adverse impact on both sales volumes which were down 7% compared to last year and on local prices. Export price realisations in Rand terms were also negatively affected. Average prices in Rand terms fell 4% in comparison to the prior quarter.

operating review for the quarter (continued)

Forest Products

	Quarter ended March 2005 US$ million	Quarter ended March 2004 US$ million	% change (US$)	% change (Rands)	Quarter ended Dec 2004 US$ million
Sales	248	218	13.8	(0.4)	242
Operating profit (loss) *	30	48	(37.5)	(45.3)	(11)
Operating profit (loss) to sales (%)	12.1	22.0	–	–	(4.5)
EBITDA *	64	77	(16.9)	(27.2)	25
EBITDA to sales (%)	25.8	35.3	–	–	10.3
RONOA pa (%)	8.5	16.0	–	–	(3.2)

* Operating profit and EBITDA for the quarter ended December 2004 reduced by US$41 million in respect of asset impairment.

Demand across all of Forest Products' businesses remained fairly strong. Pulp and paper sales volumes increased 4% compared to the same quarter last year. Domestic prices continued to be under pressure from imports, driven by the continued strength of the Rand in comparison to the US Dollar. Export margins also decreased due to currency. Demand for chemical cellulose remained high and prices increased in US Dollar terms, largely in line with market paper pulp. Average Rand prices for both domestic sales and exports of pulp and paper rose 2% in comparison to the prior quarter.

Management actions to improve efficiency and productivity at our Usutu Mill are ongoing and have started to show results.

Forest Products' operating income for the quarter was US$30 million, compared to US$48 million in the same quarter last year. US$14 million of the decline was due to a lower forestry fair value adjustment.

Cost reduction efforts are progressing well. Transport costs have been reduced through logistics optimisation actions including an earlier redesign of our trucks to increase loads. Headcount reduction is being achieved through careful evaluation of all job vacancies and personnel restructuring where possible. Purchasing programs to gain leverage from the strong Rand are ongoing.

outlook

Despite forecasts of lower GDP growth in our major markets, we expect the global supply-demand balance for coated fine paper will continue to improve. Ad-spend growth, while forecast to slow somewhat in 2005 before picking up again in 2006, is still much higher than the levels that we saw in the period 2001-2003. Coated fine paper demand is closely correlated with ad-spend growth, suggesting that coated fine paper demand growth will strengthen, and capacity additions are at a historically low level, which is expected to result in improved operating rates.

While the longer-term outlook is positive, current levels of profitability remain a concern. Our key objective is to improve our returns to a level higher than our cost of capital and to provide shareholder returns in excess of our peer group. We continue to focus on costs across the Sappi group and in particular on improving our North American business. However, raw material cost increases continue to severely impact our margins and next quarter we will have a large seasonal maintenance charge of approximately US$22 million of direct costs. We remain confident about our prices given underlying market conditions and the cost pressure the industry is experiencing.

We plan to take downtime to readjust our inventory levels in North America and to match our output in Europe to customer demand during the quarter. This downtime will have a further detrimental impact on performance.

Price increases have already been realised in North America and are now being realised in Europe. Despite this positive development and savings from our on-going cost reduction actions, the combination of high raw material costs and substantial downtime now makes it unlikely that earnings for the full year will match last year's earnings.

On behalf of the Board

J C A Leslie	D G Wilson	
Director	Director	29 April 2005

sappi limited

(Registration number 1936/008963/06)

Issuer Code: SAVVI

JSE Code: SAP

ISIN Code: ZAE 000006284

forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

financial results

for the quarter and half-year ended March 2005

group income statement

	Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ million	% change	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million	% change
Sales	1,225	1,185	3.4	2,478	2,305	7.5
Cost of sales	1,076	1,030		2,189	2,025	
Gross profit	149	155	(3.9)	289	280	3.2
Selling, general and administrative expenses	97	99		190	224	
	52	56		99	56	
Other expenses	5	–		48	–	
Operating profit	47	56	(16.1)	51	56	(8.9)
Net finance costs	23	26		52	54	
Net paid	27	26		55	52	
Capitalised	(1)	–		(1)	(1)	
Net foreign exchange gains	(1)	(4)		(3)	(6)	
Change in fair value of financial instruments	(2)	4		1	9	
Profit (loss) before tax	24	30	(20.0)	(1)	2	–
Taxation – current	12	13		20	24	
– deferred	(11)	(6)		(15)	(21)	
Net profit (loss)	23	23	–	(6)	(1)	–
Earnings (loss) per share (US cents)	10	10		(3)	0	
Headline earnings per share (US cents) *	12	10		18	0	
Weighted average number of shares in issue (millions)	225.6	226.1		225.8	226.3	
Diluted earnings (loss) per share (US cents)	10	10		(3)	0	
Diluted headline earnings per share (US cents) *	12	10		18	0	
Weighted average number of shares on fully diluted basis (millions)	226.8	228.3		227.1	228.4	
Calculation of Headline earnings (loss) *						
Net profit (loss)	23	23		(6)	(1)	
Write-off of assets	3	–		4	–	
Impairment of assets	1	–		42	–	
Headline earnings (loss)	27	23		40	(1)	

Headline earnings (loss) disclosure is required by the JSE Securities Exchange South Africa.

group balance sheet

	Reviewed March 2005 US$ million	Reviewed Sept 2004 US$ million
ASSETS		
Non-current assets	4,655	4,564
Property, plant and equipment	3,660	3,670
Plantations	583	548
Deferred taxation	66	84
Other non-current assets	346	262
Current assets	1,517	1,580
Cash and cash equivalents	247	484
Trade and other receivables	370	331
Inventories	900	765
Total assets	6,172	6,144
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	2,151	2,157
Non-current liabilities	2,409	2,463
Interest-bearing borrowings	1,621	1,693
Deferred taxation	446	453
Other non-current liabilities	342	317
Current liabilities	1,612	1,524
Interest-bearing borrowings	451	364
Bank overdraft	109	11
Taxation payable	116	137
Other current liabilities	936	1,012
Total equity and liabilities	6,172	6,144
Number of shares in issue at balance sheet date (millions)	225.7	226.5

group cash flow statement

	Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ million	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million
Cash generated by operations	168	184	305	290
Movement in working capital	(117)	(31)	(266)	(144)
Net finance costs	(24)	(26)	(58)	(52)
Taxation paid	(12)	(4)	(39)	(19)
Dividends paid	(68)	(66)	(68)	(66)
Cash retained (utilised) from operating activities	(53)	57	(126)	9
Cash effects of investing activities	(79)	(96)	(206)	(185)
	(132)	(39)	(332)	(176)
Cash effects of financing activities	10	(25)	80	(99)
Net movement in cash and cash equivalents	(122)	(64)	(252)	(275)

group statement of changes in shareholders' equity

	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million
Balance – beginning of year as reported	2,119	1,945
Change in accounting policy – refer to note 1	38	38
Balance – beginning of year restated	2,157	1,983
Net loss	(6)	(1)
Foreign currency translation reserve	70	130
Revaluation of derivative instruments	12	(7)
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share	(68)	(66)
Share buybacks net of transfers to participants of the share purchase trust	(14)	(11)
Balance – end of period	2,151	2,028

notes to the group results

1. Basis of preparation

   The annual financial statements are prepared in conformity with South African Statements of Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements. The same accounting policies have been followed as in the annual financial statements for September 2004, except for the new accounting standard AC 501 - Accounting for "Secondary Tax on Companies (STC)" – which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.

   The adoption of the new accounting policy resulted in an increase in shareholders' equity of US$38 million at September 2004 (September 2003: increase of US$38 million). The effect on net profit for the current quarter is nil (December 2004 quarter: decrease of US$8 million; March 2004 quarter: nil). Where appropriate, comparative figures have been restated.

   The preliminary results for the quarter have been reviewed in terms of South African Auditing Standards by the group's auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company's registered offices.

2. Comparative figures

   Certain comparative amounts have been reclassified between deferred tax and current tax. This had no effect on reported net income or shareholders' equity.

	Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ million	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million
3. Operating profit				
Included in operating profit are the following non-cash items:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	108	103	216	203
Other amortisation	–	1	1	1
	108	104	217	204
Asset impairment	1	–	42	–
	109	104	259	204
Fair value adjustment (gains) on plantations (included in cost of sales)				
Changes in volume				
Fellings	17	13	33	27
Growth	(19)	(13)	(33)	(28)
	(2)	–	–	(1)
Changes in fair value	(1)	(17)	(17)	(24)
	(3)	(17)	(17)	(25)
The above fair value adjustment gains have been partially offset by silviculture costs	11	9	22	18
4. Capital expenditure				
Property, plant and equipment	60	84	138	167

notes to the group results (continued)

	Reviewed March 2005 US$ million	Reviewed Sept 2004 US$ million
5. Capital commitments		
Contracted but not provided	66	76
Approved but not contracted	259	198
	325	274
6. Contingent liabilities		
Guarantees and suretyships	78	68
Other contingent liabilities	11	15

supplemental information

definitions

Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two

* **EBITDA** – earnings before interest (net finance costs), tax, depreciation and amortisation

* **EBITDA to sales** – EBITDA divided by sales

Fellings – the amount charged against the income statement representing the standing value of the plantations harvested

Headline earnings – as defined in circular 7/2002 issued by the South African Institute of Chartered Accountants, separates from earnings all items of a capital nature. It is not necessarily a measure of sustainable earnings. It is a listing requirement of the JSE Securities Exchange South Africa to disclose headline earnings per share

NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, mainly produced from spruce trees in Scandinavia, Canada and north eastern USA. The NBSK is a benchmark widely used in pulp and paper industry for comparative purposes

* **Net assets** – total assets less current liabilities

* **Net asset value** – shareholders' equity plus net deferred tax

* **Net asset value per share** – net asset value divided by the number of shares in issue at balance sheet date

* **Net debt** – current and non-current interest-bearing borrowings, and bank overdrafts (net of cash, cash equivalents and short-term deposits)

* **Net debt to total capitalisation** – Net debt divided by shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft

* **ROE** – return on average equity. Net profit divided by average shareholders' equity

* **RONA** – operating profit divided by average net assets

* **RONOA** – operating profit divided by average net operating assets. Net operating assets are total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and bank overdraft)

* *The above financial measures, other than headline earnings per share, are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.*

supplemental information

additional information

	Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ million	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million
Net profit (loss) to EBITDA [1] reconciliation				
Net profit (loss)	23	23	(6)	(1)
Net finance costs	23	26	52	54
Taxation – current	12	13	20	24
– deferred	(11)	(6)	(15)	(21)
Depreciation	108	103	216	203
Amortisation (including fellings)	17	14	34	28
EBITDA [1] [3]	172	173	301	287

	Reviewed March 2005 US$ million	Reviewed Sept 2004 US$ million
Net debt (US$ million) [2]	1,934	1,584
Net debt to total capitalisation (%) [2]	37.8	31.7
Net asset value per share (US$) [2]	11.21	11.15

[1] *In connection with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains other income/expenses as part of EBITDA.*

We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company's operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

[2] *Refer to page 17, Supplemental Information for the definition of the term.*

[3] *EBITDA for the half-year ended March 2005 reduced by US$42 million (Quarter ended December 2004: US$41 million) in respect of asset impairments.*

supplemental information

regional information

		Quarter ended March 2005 Metric tons (000's)	Quarter ended March 2004 Metric tons (000's)	% change	Half-year ended March 2005 Metric tons (000's)	Half-year ended March 2004 Metric tons (000's)	% change
Sales							
Fine Paper –	North America	331	362	(8.6)	681	699	(2.6)
	Europe	595	611	(2.6)	1,206	1,199	0.6
	Southern Africa	69	74	(6.8)	147	146	0.7
	Total	995	1,047	(5.0)	2,034	2,044	(0.5)
Forest Products –	Pulp and paper operations	389	373	4.3	780	757	3.0
	Forestry operations	369	341	8.2	750	658	14.0
Total		1,753	1,761	(0.5)	3,564	3,459	3.0

		Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ milllion	% change	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ milllion	% change
Sales							
Fine Paper –	North America	339	339	–	696	655	6.3
	Europe	566	556	1.8	1,137	1,074	5.9
	Southern Africa	72	72	–	155	143	8.4
	Total	977	967	1.0	1,988	1,872	6.2
Forest Products –	Pulp and paper operations	230	203	13.3	452	404	11.9
	Forestry operations	18	15	20.0	38	29	31.0
Total		1,225	1,185	3.4	2,478	2,305	7.5
Operating profit							
Fine Paper –	North America	(2)	(20)	90.0	(17)	(74)	77.0
	Europe	21	27	(22.2)	49	42	16.7
	Southern Africa	(1)	3	–	2	8	(75.0)
	Total	18	10	80.0	34	(24)	–
Forest Products *		30	48	(37.5)	19	83	(77.1)
Corporate		(1)	(2)	50.0	(2)	(3)	33.3
Total *		47	56	(16.1)	51	56	(8.9)

supplemental information

regional information (continued)

		Reviewed Quarter ended March 2005 US$ million	Reviewed Quarter ended March 2004 US$ million	% change	Reviewed Half-year ended March 2005 US$ million	Reviewed Half-year ended March 2004 US$ million	% change
Earnings before interest, tax, depreciation and amortisation charges							
Fine Paper –	North America	34	15	126.7	55	(5)	–
	Europe	71	77	(7.8)	149	140	6.4
	Southern Africa	4	6	(33.3)	10	14	(28.6)
	Total	109	98	11.2	214	149	43.6
Forest Products *		64	77	(16.9)	89	141	(36.9)
Corporate		(1)	(2)	50.0	(2)	(3)	33.3
Total *		172	173	(0.6)	301	287	4.9
Net operating assets							
Fine Paper –	North America	1,421	1,396	1.8	1,421	1,396	1.8
	Europe	1,811	1,729	4.7	1,811	1,729	4.7
	Southern Africa	194	166	16.9	194	166	16.9
Total		3,426	3,291	4.1	3,426	3,291	4.1
Forest Products		1,343	1,233	8.9	1,343	1,233	8.9
Corporate and other **		38	(16)	–	38	(16)	–
Total		4,807	4,508	6.6	4,807	4,508	6.6

* Operating profit and EBITDA for the half-year ended March 2005 reduced by US$42 million
 (Quarter ended December 2004: US$41 million) in respect of asset impairments.

** Includes investment in joint venture in China. This investment was included in the net operating assets of Sappi Fine
 Paper Europe at December 2004.

supplemental information

summary rand convenience translation

	Reviewed Quarter ended March 2005	Reviewed Quarter ended March 2004	% change	Reviewed Half-year ended March 2005	Reviewed Half-year ended March 2004	% change
Sales (ZAR million)	7,298	8,064	(9.5)	15,025	15,758	(4.7)
Operating profit (ZAR million) **	280	381	(26.5)	309	383	(19.3)
Net profit (loss) (ZAR million)	137	157	(12.7)	(36)	(7)	–
EBITDA * (ZAR million) **	1,025	1,177	(12.9)	1,825	1,962	(7.0)
Operating profit to sales (%)	3.8	4.7		2.1	2.4	
EBITDA * to sales (%)	14.0	14.6		12.1	12.5	
Operating profit to average net assets (%)	4.0	5.0		2.1	2.5	
EPS (SA cents)	60	68	(11.8)	(18)	0	–
Headline EPS (SA cents) *	71	68	4.4	109	0	–
Net debt (ZAR million) *				12,002	11,524	4.1
Net debt to total capitalisation (%) *				37.8	35.6	
Cash generated by operations (ZAR million)	1,001	1,252	(20.0)	1,849	1,983	(6.8)
Cash retained (utilised) from operating activities (ZAR million)	(316)	388	–	(764)	62	–
Net movement in cash and cash equivalents (ZAR million)	(727)	(436)	(66.7)	(1,528)	(1,880)	18.7

* Refer to page 17, Supplemental Information for the definition of the term.
** Operating profit and EBITDA for the half-year ended March 2005 reduced by ZAR257 million (Quarter ended December 2004: ZAR247 million) in respect of asset impairments.

exchange rates

	March 2005	Dec 2004	Sept 2004	June 2004	March 2004
Exchange rates:					
Period end rate: US $1 = ZAR	6.2059	5.6480	6.4290	6.3224	6.5738
Average rate for the Quarter: US $1 = ZAR	5.9577	6.0649	6.3830	6.5953	6.8054
Average rate for the YTD: US $1 = ZAR	6.0632	6.0649	6.6824	6.7661	6.8363
Period end rate: EUR 1 = US$	1.2982	1.3456	1.2309	1.2138	1.2150
Average rate for the Quarter: EUR 1 = US$	1.3110	1.2848	1.2233	1.2051	1.2497
Average rate for the YTD: EUR 1 = US$	1.2911	1.2848	1.2152	1.2118	1.2161

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:

– Assets and liabilities at rates of exchange ruling at period end; and

– Income, expenditure and cash flow items at average exchange rates.

sappi ordinary shares



ADR price (NYSE TICKER: SPP)

note: (1 ADR = 1 sappi share)



notes

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notes

PRINTED BY INCE (PTY) LTD

this report is available on the Sappi website
www.sappi.com

Other interested parties can obtain printed copies of this report from:

South Africa:
Computershare Investor
Services 2004 Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States
ADR Depository:
The Bank of New York
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

United Kingdom:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent
BR3 4TU, DX 91750
Beckenham West
Tel +44 (0)208 639 2157

www.sappi.com

Printed on Sappi Avalon Supreme Matt 250g/m² and 150g/m²

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2005

SAPPI LIMITED,

by

/s/ D.G. Wilson
Name: D.G. Wilson
Title: Executive Director: Finance